China VoIP & Digital Telecom, Inc.

RM 508, No. 786 Xinluo Street

High-Tech Industrial Development Zone

Jinan, China

May 21, 2008

VIA TELEFAX (202)772-9210

Ms. Katherine Wray

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:    China VoIP & Digital Telecom, Inc.

          Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

          Filed April 17, 2008

          File No. 333-131017

Dear Ms. Wray:

We are in receipt of your comment letter dated May 1, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Executive Compensation

l.

Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-K.  See SEC Release 33-8732A, dated November 2006.

ANSWER: We have revised the proxy statement so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-K.

Management’s Discussion and Analysis or Plan of Operation

1.

Your Management’s Discussion and Analysis disclosure is outdated. Update this disclosure to address the periods covered by the financial statements included in your filing.

ANSWER: We have revised the proxy statement to update the MD & A for the periods covered by the financial statements in our filing.

Financial Statements

2.

Please revise your filing to include your audited balance sheet as of the end of your fiscal year ended December 31, 2006. See Item 8-02 of Regulation S-X.

ANSWER: We have revised the proxy statement to include the December 31, 2006 audited balance sheet.

3.

In addition, please remove the interim financial statements dated September 30, 2007, as your filing contains audited annual financial statements as of a more recent date.

ANSWER: We have revised the proxy statement to remove the interim financial statements dated September 30, 2007.

4.

We note that in response to prior comment 2 from our letter dated February 27, 2008, you have added to your filing pro forma financial statements showing the effects of the December 2007 secured note financing. Please revise the pro forma financial statements in your preliminary proxy statement as follows:

•

Add an introductory paragraph setting forth a description of the transaction, the periods for which pro forma information is presented, and an explanation of what the pro forma information shows.

•

Remove the pro forma balance sheet, as of the effects of the financing transaction are already reflected in the audited balance sheet as of December 31, 2007, included in your amended filing; and

•

Update the pro forma income statement to reflect the fiscal year ended December 31, 2007, to show the effect of the financing transaction as if it had occurred at the beginning of the period.

ANSWER: We have revised the pro forma financial statements in the proxy statement to include the 3 items requested above.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kumwu
Li Kunwu
President and Chief Executive Officer